China United Insurance Service, Inc.

7F, No. 311, Section 3.

Nan-King East Road

Taipei City, Taiwan

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

Washington, D.C. 20549-7010

Attention: Mr. Jim B. Rosenberg

January 10, 2018

Via EDGAR

Re:	Form 10-K for the Year Ended December 31, 2016,

Filed March 15, 2017,

File No. 000-54884

Dear Mr. Rosenberg:

We refer to your letter dated December 26, 2017 and your request for a response within 10 business days to comments contained therein. In order to respond, we hereby request an extension until February 10, 2018.

Sincerely,

/s/ Chuang Yung Chi

Chuang Yung Chi

Chief Financial Officer

Cc:	Jack I. Kantrowitz, Esq., DLA Piper LLP (US)